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Byron B. Rooney

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4658 tel 212 701 5658 fax byron.rooney@davispolk.com

January 28, 2020

Re:	Reynolds Consumer Products Inc.
Amendment No. 2 to Form S-1 Filed January 28, 2020
CIK No. 0001786431

Ms. Sherry Haywood

Office of Manufacturing and Construction

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Ms. Haywood,

On behalf of our client, Reynolds Consumer Products Inc., a Delaware corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 1 to its Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated January 23, 2020 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”) together with this response letter. Amendment No. 2 contains certain additional updates and revisions. We are also sending, under separate cover, a copy of Amendment No. 2 and three marked copies of Amendment No. 2 showing the changes to Amendment No. 1 filed on January 21, 2020.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s responses to the Staff’s comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Registration Statement where the revision addressing the particular comment appears.

Amendment No. 2 to Form S-1 filed January 21, 2020

Executive Compensation, page 125

1.

Please update your executive compensation disclosure to include your recently completed fiscal year. Please refer to Item 402 of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 117.05.

Ms. Sherry Haywood Office of Manufacturing and Construction Division of Corporate Finance U.S. Securities and Exchange Commission	2	January 28, 2020

Response: The Company respectfully acknowledges the Staff’s comment, and, in response to the Staff’s comment, the Company has revised the disclosure on pages 125 through 140 of Amendment No. 2.

* * *

Please do not hesitate to contact me at (212) 450-4658, (212) 701-5658 (fax) or byron.rooney@davispolk.com or Michael Kaplan at (212) 450-4111, (212) 701-5111 (fax) or michael.kaplan@davispolk.com, or, if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Byron B. Rooney

cc:    Via E-mail

Lance Mitchell, Chief Executive Officer

Michael Graham, Chief Financial Officer

Craig F. Arcella, Esq.

Joseph D. Zavaglia, Esq.